Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

September 12, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Enstar Group Limited
Form 10-K for the Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-33289

Attn:    Lory Empie
Robert Klein

Ladies and Gentleman:

Enstar Group Limited ("Enstar", the "Company", "our", "us" or "we") has carefully considered the comments in your letter dated August 26, 2022 and, on behalf of the Company, I respectfully provide the Company’s responses below. For your convenience, the text of each comment is reproduced below before our response. We note that the proposed revised disclosures are subject to additional refinement in connection with preparing our third quarter 2022 Quarterly Report on Form 10-Q and our 2022 Annual Report on Form 10-K.

Comment 1:

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, pg. 63

We note your disclosures regarding Non-GAAP Financial Measures included on pages 63-70, and related discussions of those measures throughout the filing. Given the extensive amount of disclosure associated with these measures, please tell us how you considered whether your disclosures and presentation cause these non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response to Comment No. 1: We acknowledge the Staff’s comment. We considered the requirements of Item 10(e)(1)(i)(A) of Regulation S-K and the guidance referenced in Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when we drafted our non-GAAP disclosures. We believe that the most directly comparable GAAP measures have been presented with equal or greater prominence to our non-GAAP measures.

Specifically, all non-GAAP measures and corresponding discussion and analysis included in Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A") are preceded by the most directly comparable GAAP measures and corresponding discussion and analysis, and the GAAP measures and corresponding disclosures are presented with the same (or greater) level of detail, text size and degree of visual emphasis. Where our discussion of operating results includes drivers of non-GAAP financial measures, the drivers of the most directly comparable GAAP measure are also discussed.

We have demonstrated this within various sections of our Form 10-K, including:

•“Consolidated Results of Operations” on pages 45 to 47;
•“Underwriting Results” on pages 48 to 52;
•“Investment Results” on pages 53 and 57;
•“Overall Measures of Performance” on pages 58 to 61; and
•“Reconciliation of GAAP to Non-GAAP Measures” on pages 65 to 70.

We acknowledge that the “Non-GAAP Financial Measures” section presented in pages 63 to 70 is extensive, and we attribute the relative length of this section to the inclusion of disclosure designed to meet the requirements of Item 10(e)(1)(i) and provide detailed explanations to the readers of our Form 10-K as to why such measures are useful in understanding and analyzing our performance. In addition, certain of the non-GAAP measures were new in 2021 or revised from previous reporting periods, which we believe warranted additional disclosure to provide clarity to readers of our Form 10-K. We do not intend for this disclosure to suggest that our non-GAAP measures are more important than our GAAP performance measures.

Nonetheless, in light of the Staff’s comment, in future periodic filings we intend to expand the discussion of our consolidated GAAP operating results towards the beginning of the MD&A, without reference to the non-GAAP measures that we cite elsewhere in the MD&A. In addition, we propose to enhance our disclosure in future filings to provide more detailed explanations of the use and purpose of our GAAP financial measures. Please refer to Appendix 1 for illustrative modifications using the discussion of our consolidated operating results that begins on page 45 of our Form 10-K as an example. Modifications to existing disclosure are shown using bold italics.

Comment 2:

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, pg. 63

We note your explanation of the purpose for the various non-GAAP measures and adjustments on pages 63-65 appears to be generic and non-specific to each individual adjustment. Please tell us and consider the need to revise your disclosures, in future filings, to provide a clearer explanation of each individual adjustment and the Company's basis for exclusion.

Response to Comment No. 2: We acknowledge the Staff’s comment. We believe that our explanations regarding the purpose of each non-GAAP measure and the rationale for the adjustments made to each respective GAAP measure on pages 63 to 65 are sufficient when read together with the plain English textual disclosure included before the table that began on page 63 (including the bullet points regarding the changes made to our non-GAAP measures in 2021). These disclosures cover the substantive reasons why we believe that the non-GAAP financial measures provide useful information on our financial condition and results of operations. We therefore believe we have complied with Regulation S-K Item 10(e)(1)(i)(C).

However, upon further reflection after considering the Staff’s comment as well as our own further consideration, we propose to enhance our explanations of the usefulness of the various non-GAAP measures and to provide more information on the reasons for each individual adjustment.

Therefore, we propose to revise our disclosures in future filings, including our third quarter 2022 Quarterly Report on Form 10-Q and our 2022 Annual Report on Form 10-K, as set forth on Appendix 2 hereto. Modifications to existing disclosures are shown using bold italics.

Comment 3:

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, pg. 63

In addition to the information requested in the comment above, it appears that the Company's basis for excluding many of the adjustments are that they are not considered indicative of the Company's ongoing operations. For example, such items appear to include provisions for unallocated LAE, reduction in estimates of net ultimate losses current period, changes in fair value - fair value option, net gain on purchase and sale of subsidiaries, legacy underwriting and Enhanzed Re operations and changes in A&E liabilities. In the context of each non-GAAP financial measure presented and considering the nature and significance of the activities to the Company's operations, please explain to us your basis for asserting that such adjustments and items are not recurring, normal activities that are part of the Company's ongoing operations.

Response to Comment No. 3: We acknowledge the Staff’s comment. We believe that our description of each adjustment makes clear the reason for the adjustment, and whether the adjustment is considered indicative of the Company’s ongoing operations.

We considered the Staff’s guidance in Questions 100.01 and 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures noting the prohibition on presenting a non-GAAP financial measure that eliminates items on the basis that they are non-recurring, infrequent or unusual when the nature of the item is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

However, we note that the same guidance does not prohibit a registrant from adjusting for a charge or gain (in that a registrant can make adjustments it believes are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K). As noted in our response to the Staff’s Comment #2, we intend to add more disclosure in future filings to further clarify which adjustments are recurring in nature and which adjustments are not and why such adjustments are made. Please refer to Appendix 2 for proposed disclosure enhancements, in bold italics.

Certain adjustments are considered to be nonrecurring, infrequent or unusual which include the adjustment to remove the net gain on purchase and sales of subsidiaries and earnings from discontinued operations and we believe that, for these items, we have met the requirements under Item 10(e)(1)(ii)(B) of Regulation S-K.

Comment 4:

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, pg. 63

We note that some of the non-GAAP adjustments appear to be changing the basis of accounting applied under U.S. GAAP. For example, such items appear to include the exclusion of the change in fair value of insurance contracts (i.e., discount rate and risk margin components) for which you have elected the fair value option and changes in the classification of investable assets based on a management view that “looks through” the legal form of an investment. In the context of each non-GAAP financial measure presented, please tell us how you considered whether these adjustments substitute individually tailored recognition and measurement methods, which could lead in a misleading measure that violates Rule

100(b) of Regulation G. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response to Comment No. 4: We acknowledge the Staff’s comment. We have evaluated all of our non-GAAP measures and have concluded that the non-GAAP adjustments are not changing the basis of accounting applied under U.S. GAAP in a manner that violates Rule 100(b) of Regulation G, although we acknowledge that the “look through” investment presentation would have been better presented solely as supplemental investment composition information. If we present such information in future filings, we will provide a breakdown of the types of investments underlying certain of our GAAP investment categories, as discussed below, but will not present our investments in a non-GAAP format.

In general, we believe our non-GAAP measures comply with Rule 100(b) of Regulation G, for the following reasons:
•The adjustments allow for better comparability of our financial results among various periods;
•The adjustments are consistent with how our management evaluates our performance;
•We emphasize to the readers of our periodic filings the usefulness of the non-GAAP measures in measuring our performance, but we note that they should not be considered in isolation, superior to, or as a substitute for the directly comparable GAAP measure; and
•The adjustments do not serve the purpose of eliminating costs or accelerating earnings or profit in a manner that would be misleading.

Specifically, as it relates to the exclusion of the change in fair value of insurance contracts for which the fair value option has been elected, in future filings we intend to provide additional explanation noted in response to Comment #2 regarding the limited acquisition years for which we elected the fair value option, whereby for the vast majority of our business (approximately 85% as of December 31, 2021) we did not elect such fair value option.

In order to allow for comparability between all acquisition years presented, we have presented our non-GAAP metric to exclude the change in fair value of these contracts (which would have been the GAAP accounting if such election had not been made).

In respect of the Staff’s comment relating to changes in the classification of investable assets based on a management view that “looks through” the legal form of certain of our investments, our intention was to show the GAAP classification of the investments if we held the investment directly. We believe this is useful information for the readers of our periodic filings when assessing the market risk within our investable assets. However, we acknowledge upon further reflection that this information could have been presented in an alternative format that would not create non-GAAP financial measures. Accordingly, we intend to remove the non-GAAP “look-through” presentation of our investment portfolio from future periodic filings and instead provide supplemental compositional information on the underlying economic exposures within certain GAAP classifications of our investment portfolio.

****

Should you require any additional information or wish to discuss any of our responses, please contact me at (441) 292-3645.

Sincerely,

/s/ Orla Gregory
Orla Gregory
Chief Financial Officer

cc:     Todd Morrison (PricewaterhouseCoopers LLP)
Robert C. Juelke, Esq. (Hogan Lovells US LLP)

Appendix 1

The following represents illustrative modifications to our existing disclosures, in bold italics, that we intend to make in future periodic filings as applied to our description of the GAAP Financial Measures of the Company on page 45 of our 2021 Annual Report on Form 10-K.

Consolidated Results of Operations - For the Years Ended December 31, 2021, 2020 and 2019

Primary GAAP Financial Measures

We use the following GAAP measures to monitor the performance of and manage the company:

Net earnings and Net earnings attributable to Enstar ordinary shareholders which collectively provide a measure of our performance focusing on underwriting, investment and expense results;

Comprehensive income attributable to Enstar which provides a measure of the total return, including unrealized investment gains and losses on investments, as well as other elements of other comprehensive income;

Book value per share (BVPS) which we use to measure the value of our company over time;

Return on equity (ROE) which measures our profitability by dividing our earnings attributable to the company by our shareholders’ equity;

Total investment return (TIR) which measures the annual rate of return we obtain, both realized and unrealized, on our investments; and

Runoff liability earnings (RLE) which measures the rate of return we obtain on managing our run-off liabilities by dividing our prior period net incurred losses and LAE by our average net loss reserves.

The following represents illustrative modifications to our existing disclosures, in bold italics, that we intend to make in future periodic filings as applied to our highlights from our consolidated statements of earnings for the years ended December 31, 2021, 2020 and 2019 on page 46 of our 2021 Annual Report on Form 10-K.

	Year Ended December 31,			% Change
	2021	2020	2019	2021 vs 2020		2020 vs 2019
	(in millions of U.S. dollars)
Underwriting Results
Net premiums earned	$245	$572	$804	(57.2)%		(28.9)%
Net incurred losses and LAE
Current period	(172)	(405)	(580)	(57.5)%		(30.2)%
Prior Period	283	(11)	(34)	NM		(67.6)%
Total net incurred losses and LAE	111	(416)	(614)	(126.7)%		(32.2)%
Acquisition costs	(57)	(171)	(241)	(66.7)%		(29.0)%

Investment Results
Net investment income	$312	$303	$308	3.0%		(1.6)%
Net realized (losses) gains	(61)	19	5	(421.1)%		280.0%
Net unrealized gains	178	1,623	1,007	(89.0)%		61.2%
Earnings from equity method investments	93	239	56	(61.1)%		326.8%

General and administrative expenses	$(367)	$(502)	$(413)	(26.9)%		21.5%

NET EARNINGS	$488	$1,727	$928	(71.7)%		86.1%

NET EARNINGS ATTRIBUTABLE TO ENSTAR ORDINARY SHAREHOLDERS	$437	$1,719	$902	(74.6)%		90.6%

COMPREHENSIVE INCOME ATTRIBUTABLE TO ENSTAR	$375	$1,828	$935	(79.5)%		95.5%

GAAP measures:
BVPS	$316.34	$286.45	$201.39	10.4%		42.2%
ROE	7.1%	39.7%	26.6%	(32.6)	pp	13.1	pp
RLE	2.8%	(0.1)%	(0.5)%	2.9	pp	0.4	pp
TIR	2.5%	14.1%	10.0%	(11.6)	pp	4.1	pp

Non-GAAP measures:
Adjusted BVPS*	$310.80	$281.20	$197.93	10.5%		42.1%
Adjusted ROE*	9.2%	43.6%	19.6%	(34.4)	pp	24.0	pp
Adjusted RLE *	2.0%	2.5%	2.8%	(0.5)	pp	(0.3)	pp
Adjusted TIR*	3.6%	12.4%	6.3%	(8.8)	pp	6.1	pp
NM - not meaningful
*Non-GAAP measure; refer to "Non-GAAP Financial Measures" section for reconciliation to the applicable GAAP financial measure.

The following represents illustrative modifications to our existing disclosures, in bold italics, that we intend to make in future periodic filings as applied to our assessment of the GAAP operating results of the Company on page 47 of our 2021 Form 10-K.

2021 vs 2020:

Net earnings attributable to Enstar ordinary shareholders decreased by $1.3 billion from $1.7 billion in 2020 to $437 million in 2021, as a result of:

•Reduced income of $1.9 billion representing significant outperformance by our investments in 2020 driven by net unrealized gains of $1.6 billion not repeated in 2021. In 2021, we redeemed and liquidated the InRe Fund, which provided $1.2 billion of unrealized gains in 2020.
•Reduced U.S. and Chinese equity market returns combined with rising interest rates, resulting in our TIR of 2.5% for 2021 which was significantly lower than our TIR of 14.1% for 2020.
•Lower net earned premiums of $327 million, relating to our legacy underwriting business which we exited in 2020. In 2021, we continued to earn premium from our Run-off segment relating to our AmTrust RITC transactions and StarStone International business, which was put into run-off effective June 2020 and transferred to the Run-off segment effective January 1, 2021.
•Decreased other income of $98 million, primarily from reduced favorable experience with our defendant A&E liabilities.

This was partially offset by:
•The net gain on purchase and sales of subsidiaries of $73 million, which was driven by a bargain purchase gain associated with our step acquisition of Enhanzed Re.
•Reduced operating expenses of $797 million as a result of the combination of:
◦our exit of our legacy underwriting businesses where we recognized reductions in our Legacy Underwriting segment of $349 million in current period net incurred losses and LAE, $138 million in acquisition costs and $148 million in general and administrative costs; in addition to
◦reduced prior period net incurred losses and LAE of $294 million from increased favorable prior period development which improved our RLE to 2.8% in 2021 compared to (0.1)% in 2020.

The reductions in income and operating expenses described above resulted in a $1.2 billion decrease in net earnings from $1.7 billion to $488 million.

Comprehensive income attributable to Enstar decreased by $1.4 billion from $1.8 billion in 2020 to $375 million in 2021 due to the $1.2 billion reduction in net earnings and a $171 million reduction in other comprehensive income which was primarily due to an increase in unrealized losses on our fixed income available-for-sale investments as a result of rising interest rates.

BVPS increased by 10.4% as a result of repurchasing 18.6% of our ordinary shares at a 24.0% discount to book value, combined with comprehensive income attributable to Enstar of $375 million for 2021.
Overall, our ROE decreased by 32.6 percentage points (pp), mainly as a result of net realized and unrealized losses from our investment in the InRe Fund and our fixed maturity securities in comparison to net realized and unrealized gains in the comparative period, partially offset by increased favorable prior period development.

2020 vs 2019:
Net earnings attributable to Enstar ordinary shareholders increased by $817 million from $902 million in 2019 to $1.7 billion in 2020, as a result of:

•Increased income of $470 million from significant outperformance of our investments in 2020 driven by net unrealized gains of $1.6 billion compared to $1.0 billion in 2019.
•Strong performance in U.S. and Chinese equity markets across multiple sectors resulted in 2020 unrealized gains of $1.2 billion in our InRe Fund. These factors resulted in a TIR of 14.1% in 2020 compared to 10.0% in 2019.
•Increased other income of $74 million primarily from an increase in favorable experience relating to our defendant A&E liabilities.
•Reduced operating expenses of $149 million largely as a result of our exit of our legacy underwriting businesses which contributed to reductions of $175 million in current period net incurred losses and LAE and $70 million in acquisition costs, partially offset by an $89 million increase in general and administrative expenses as a result of placing StarStone International into run-off.
•Increased earnings from equity method investments of $183 million driven by an increase in earnings in our investments in Enhanzed Re and Monument Re.

This was partially offset by:

•Lower net earned premiums of $232 million, partially due to the Starstone International business being placed into run-off in mid-2020.

The increase in income and decrease in operating expenses described above resulted in a $799 million increase in net earnings, from $928 million in 2019 to $1.7 billion in 2020.

Comprehensive income attributable to Enstar increased by $893 million, from $935 million in 2019 to $1.8 billion in 2020, primarily due to the $799 million increase in net earnings and a $76 million increase in other comprehensive income which was primarily due to an increase in unrealized gains on our fixed income available-for-sale investments as a result of lower interest rates.

BVPS increased by 42.2% as a result of comprehensive income attributable to Enstar of $1.8 billion for 2020.

ROE increased by 13.1 pp, mainly as a result of significant net realized and unrealized gains from other investments and equities, including the InRe Fund, and an increase in earnings from equity method investments, partially offset by a decrease in net realized and unrealized gains on fixed maturity securities and an increase in general and administrative expenses as a result of placing StarStone International into run-off.

We have additionally discussed the results of our operations by aggregating certain captions from our consolidated statement of earnings, as we believe it provides a more meaningful view of our results. In order to facilitate discussion, we have grouped the following captions:

•Underwriting results: includes net premiums earned, net incurred losses and LAE and acquisition costs.
•Investment results: includes net investment income, net realized (losses) gains, net unrealized gains and earnings from equity method investments.
•General and administrative results: includes general and administrative expenses.”

Appendix 2

Non-GAAP Financial Measures

In addition to our key financial measures presented in accordance with GAAP, we present other non-GAAP financial measures that we use to manage our business, compare our performance against prior periods and against our peers, and as performance measures in our incentive compensation program.

These non-GAAP financial measures provide an additional view of our operational performance over the long-term and provide the opportunity to analyze our results in a way that is more aligned with the manner in which our management measures our underlying performance.

The presentation of these non-GAAP financial measures, which may be defined and calculated differently by other companies, is used to enhance the understanding of certain aspects of our financial performance.

It is not meant to be considered in isolation, superior to, or as a substitute for the directly comparable financial measures prepared in accordance with GAAP.

Some of the adjustments reflected in our non-GAAP measures are recurring items, such as the exclusion of adjustments to net realized and unrealized (gains)/losses on fixed maturity investments recognized in our income statement, the fair value of certain of our loss reserve liabilities for which we have elected the fair value option, and the amortization of fair value adjustments. Management makes these adjustments in assessing our performance so that the changes in fair value due to interest rate movements, which are applied to some but not all of our assets and liabilities as a result of preexisting accounting elections, do not impair comparability across reporting periods. It is important for the readers of our periodic filings to understand that these items will recur from period to period. However, we exclude these items for the purpose of presenting a comparable view across reporting periods of the impact of our underlying claims management and investment without the effect of interest rate fluctuations on assets that we anticipate to hold to maturity and non-cash changes to the fair value of our reserves.

Similarly, our non-GAAP measures reflect the exclusion of certain items that we deem to be nonrecurring, unusual or infrequent when the nature of the charge or gain is such that it is not reasonably likely that such item may recur within two years nor was there a similar charge or gain in the preceding two years. This includes adjustments related to bargain purchase gains on acquisitions of businesses, net gains or losses on sales of subsidiaries, net assets of held for sale or disposed subsidiaries classified as discontinued operations and other items that we separately disclose.

We have presented the results and GAAP reconciliations for these measures for the respective periods presented herein.

Non-GAAP Measure	Definition	Purpose of Non-GAAP Measure over GAAP Measure
Adjusted Book Value per Ordinary Share	Total Enstar ordinary shareholders' equity, adjusted to add:
-proceeds from assumed exercise of warrants

Divided by

Number of ordinary shares outstanding, adjusted for:
-shares issued from assumed exercise of warrants,
-the ultimate effect of any dilutive securities on the number of ordinary shares outstanding
Increases the number of ordinary shares to reflect the exercise of warrants and equity awards granted but not yet vested as we believe, over the long term, this presents both management and investors with a more economically accurate measure of the realizable value of shareholder returns by factoring in the impact of share dilution.

We use this non-GAAP measure in our incentive compensation program.

Non-GAAP Measure	Definition	Purpose of Non-GAAP Measure over GAAP Measure
Adjusted Return on Equity	Adjusted operating income (loss) attributable to Enstar ordinary shareholders divided by adjusted opening Enstar ordinary shareholder's equity
~~Although we have historically disclosed adjusted operating income (loss) attributable to Enstar ordinary shareholders,~~ Calculating the operating income (loss) as a percentage of our adjusted opening Enstar ordinary shareholders' equity provides a more consistent  measure of the performance of our business by enabling comparison between the financial periods presented.

We eliminate the impact of net realized and unrealized (gains) losses on fixed maturity investments and funds-held directly managed and the change in fair value of insurance contracts for which we have elected the fair value option, as:
•we typically hold most of our fixed maturity investments until the earlier of maturity or the time that they are used to fund any settlement of related liabilities which are generally recorded at cost; and
•removing the fair value option improves comparability since there are limited acquisition years for which we elected the fair value option.

Therefore, we believe that excluding their impact on our earnings improves comparability of our core operational performance across periods.

We include the amortization of fair value adjustments as a non-GAAP adjustment to the adjusted operating income (loss) attributable to Enstar ordinary shareholders as it is a non-cash charge that is not reflective of the impact of our claims management strategies on our loss portfolios.

We eliminate the net gain (loss) on the purchase and sales of subsidiaries and net earnings from discontinued operations, as these items are not indicative of our ongoing operations.

We use this non-GAAP measure in our incentive compensation program.

Adjusted Operating Income (Loss) Attributable to Enstar Ordinary Shareholders (numerator)
Net earnings (loss) attributable to Enstar ordinary shareholders, adjusted for:

-net realized and unrealized (gains) losses on fixed maturity investments and funds held-directly managed
-change in fair value of insurance contracts for which we have elected the fair value option (1)
-amortization of fair value adjustments
-net gain/loss on purchase and sales of subsidiaries
-net earnings from discontinued operations
-tax effects of adjustments
-adjustments attributable to noncontrolling interest

Adjusted Opening Enstar Ordinary Shareholders' Equity (denominator)
Opening Enstar ordinary shareholders' equity, less:

-unrealized gains (losses) on fixed maturity investments and funds held-directly managed,
-fair value of insurance contracts for which we have elected the fair value option (1),
-fair value adjustments, and
-net assets of held for sale or disposed subsidiaries classified as discontinued operations

Non-GAAP Measure	Definition	Purpose of Non-GAAP Measure over GAAP Measure
Adjusted Total Investment Return (%)	Adjusted total investment return (dollars) recognized in earnings for the applicable period divided by period average adjusted total investable assets.
Provides a key measure of the return generated on the capital held in the business and is reflective of our investment strategy.

Provides a consistent measure of investment returns as a percentage of all assets generating investment returns.

We adjust our investment returns to eliminate the impact of the change in fair value of fixed maturity securities (both credit spreads and interest rates), as we typically hold most of these investments until the earlier of maturity or used to fund any settlement of related liabilities which are generally recorded at cost.

Adjusted Total Investment Return ($) (numerator)	Total investment return (dollars), adjusted for: -net realized and unrealized (gains) losses on fixed maturity investments and funds held-directly managed
Adjusted Average Aggregate Total Investable Assets (denominator)	Total average investable assets, adjusted for: -unrealized (gains) losses on fixed maturities, AFS investments included within AOCI -unrealized (gains) losses on fixed maturities, trading instruments

Non-GAAP Measure	Definition	Purpose of Non-GAAP Measure over GAAP Measure
Adjusted Run-off Liability Earnings (%)	Adjusted PPD divided by average adjusted net loss reserves
Calculating the RLE as a percentage of our adjusted average net loss reserves provides a more meaningful and comparable measurement of the impact of our claims management strategies on our loss portfolios across acquisition years and also to our overall financial periods.

We use this measure to evaluate the impact of our claims management strategies because it provides visibility into our ability to settle our claims obligations for amounts less than our initial estimate at the point of acquiring the obligations.

In order to provide a complete and consistent picture of our claims management performance, we combine:
•the reduction (increase) in estimates of prior period net ultimate losses relating to our Run-off segment; with
•the amortization of deferred charge assets (as the amortization will increase or decrease as a result of the periodic development in accordance with our accounting policies).

Both adjustments are included in net incurred losses and LAE.

We also include our performance in managing claims on our defendant A&E liabilities, that do not form part of loss reserves.

The remaining components of periodic recurring net incurred losses and LAE and net loss reserves are not considered key components of our claims management performance for the following reasons:

•The results of our Legacy Underwriting segment have been economically transferred to a third party primarily through use of reinsurance and a Capacity Lease Agreement as described in Note 5 to our consolidated financial statements; as such, the results are not a relevant contribution to Adjusted RLE, which is designed to analyze the impact of our claims management strategies;
•The results of our Enhanzed Re segment relate only to our exposure to active property catastrophe business; as this business is not in run-off, the results are not a relevant contribution to Adjusted RLE;
•The change in fair value of insurance contracts for which we have elected the fair value option(1) has been removed to support comparability between the two acquisition years for which we elected the fair value option in reserves assumed and the acquisition years for which we did not make this election (specifically, this election was only made in the 2017 and 2018 acquisition years and the election of such option is irrevocable);
•The reduction/(increase) in provisions for ULAE are not considered directly related to the reserves and their exclusion provides alignment with our insurance contract disclosures, which is a key measure of our comparability between the acquisition years over time; and
•The amortization of fair value adjustments are non-cash charges that obscure our trends on a consistent basis.

We use this measure to assess the performance of our claim strategies and part of the performance assessment of our past acquisitions.

Adjusted Prior Period Development (numerator)
Prior period net incurred losses and LAE, adjusted to:

Add:
-the reduction/(increase) in estimates of our defendant A&E  ultimate net liabilities, and

Remove:
-Legacy Underwriting and Enhanzed Re operations
-change in fair value of insurance contracts for which we have elected the fair value option (1)
-the reduction/(increase) in provisions for unallocated LAE (ULAE)
-amortization of fair value adjustments.

Adjusted Net Loss Reserves (denominator)
Net losses and LAE, adjusted to:

Add:
-net nominal defendant asbestos and environmental exposures, and
Remove:

-Legacy Underwriting and Enhanzed Re net loss reserves
-the fair value adjustments for contracts for which we have elected the fair value option (1)
-the net ULAE provision
-net fair value adjustments associated with the acquisition of companies.

Non-GAAP Measure	Definition	Purpose of Non-GAAP Measure over GAAP Measure
~~Investable assets - management's view~~	~~Investable assets, adjusted to reallocate certain categories of investments based on management's view of the underlying economic exposure of a particular investment. Refer to the reconciliation for further details.~~	~~Management’s view “looks through” the legal form of an investment and aggregates the classification based upon the underlying economic exposure of each investment, which is consistent with the manner in which management views our investment portfolio composition.~~
(1) Comprises the discount rate and risk margin components.